Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 2 on Form S-3 to Registration Statement No. 333-169433 on Form S-1 of our report dated March 7, 2011, relating to the consolidated and combined financial statements of KKR & Co. L.P. (which report on the consolidated and combined financial statements expresses an unqualified opinion and includes an explanatory paragraph relating to investments without a readily determinable fair market value) appearing in the Annual Report on Form 10-K of KKR & Co. L.P. for the year ended December 31, 2010.

We also consent to the reference to us under the heading “Experts” in the prospectus, which is part of such Registration Statement.

/s/ Deloitte & Touche LLP

New York, New York

August 17, 2011